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                                                                    Exhibit 99.2


                             J. M. SMUCKER ANNOUNCES
                     ADOPTION OF SHARE PURCHASE RIGHTS PLAN



FOR IMMEDIATE RELEASE            The J. M. Smucker Company
                                 Strawberry Lane, Orrville, Ohio 44667
                                 (330) 682-3000
                                 Contact: Steven J. Ellcessor, Vice President -
                                                 Administration, Secretary, and
                                                 General Counsel

ORRVILLE, OHIO, April 23, 1999. The J. M. Smucker Company (NYSE: SJM.A and SJM.B) announced today that its Board of Directors has approved the adoption of a share purchase rights plan. Under the plan, the Company will distribute rights as a dividend at the rate of one Class A right for each Class A common share and one Class B right for each Class B common share held by shareholders of record on May 14, 1999.

According to Timothy P. Smucker, Chairman of The J. M. Smucker Company, "This action was taken after careful study and was not taken in response to any pending takeover of the Company. The rights plan is intended to protect the Company and its shareholders from potentially coercive takeover practices or takeover bids that are inconsistent with the interests of the Company and its shareholders. The adoption of a share purchase rights plan has become common practice in major American companies and a well accepted approach to ensuring that all shareholders are treated equally. In enacting the rights plan, the Company wants to make clear that investors planning to make a significant investment in the Company are expected to be forthright about their intentions. In that context, we are aware of one current investor that, while disclaiming any takeover intent, has accumulated a small position in our Class A shares, and we are in conversations with that investor to better understand its intentions."

Commenting further, Mr. Smucker added, "Anyone who is familiar with our Company understands that the block of shares controlled by insiders, combined with the effect of our time-phase voting structure giving long-term shareholders ten votes per share, protects the ability of the Company to maintain its independence. We believe strongly that the long term interests of the Company, its shareholders, and its employees will be best served by the continued stewardship of the Smucker's brand by those who are closest to it and care most about it. Because of that, independence will continue to be one of our Basic Beliefs. Indeed, we feel very positively about the current direction of our Company. We believe that our strategy for future growth and for development of our brands is sound and is beginning to make a real difference in our performance. Each of our businesses is making good progress, and our confidence is reflected in the previously announced decision of our Board to increase our dividend by 7 percent. That confidence is also reflected in our decision to make a private placement of $50 million in senior unsecured debt in the next month or so in order to help fund investments in our current business and acquisitions. We also plan to use at least a small portion of those funds to increase our stock repurchase activity."

Under the plan, the rights will initially trade together with the Company's common stock and will not be exercisable. In the absence of further action by the directors, the rights generally will become exercisable and allow the holder to acquire the Company's Class A common shares or Class B common shares at a discounted price if a person or group acquires 10% or more of the outstanding Class A common shares or 15% or more of the Company's outstanding common shares. Rights held by persons who exceed the applicable thresholds will be void. Shares held by members of the Smucker family are not subject to the

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thresholds. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

The plan also includes an exchange option. In general, after the rights become exercisable, the directors may, at their option, effect an exchange of part or all of the rights--other than rights that have become void--for shares of the Company's common stock. Under this option, the Company would issue one Class A common share for each Class A right and one Class B common share for each Class B right, in each case subject to adjustment in certain circumstances.

The Company's Directors may, at their option, redeem all rights for $.01 per right, generally at any time prior to the rights becoming exercisable. The rights will expire May 14, 2009, unless earlier redeemed, exchanged, or amended by the directors.

The issuance of the rights is not a taxable event, will not affect the Company's reported financial condition or results of operations (including earnings per share), and will not change the manner in which the Company's common shares are currently traded.

The J. M. Smucker Company (http://www.smucker.com) is the nation's leading producer of branded preserves, jams, jellies, and other fruit spread products, health and natural foods, beverages, ice cream toppings, and natural peanut butter.